Exhibit (a)(1)(D)

APOGENT TECHNOLOGIES INC.

Offer to Purchase for Cash

Up to 15,000,000 shares of Common Stock

(Including Associated Preferred Stock Purchase Rights)

At a Purchase Price Not Greater Than $17.50

or Less Than $15.00 Per Share

The Offer, proration period and withdrawal rights expire at 12:00 midnight, New York City time, on May 21, 2003, unless the Offer is extended.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Apogent Technologies Inc., a Wisconsin corporation (“Apogent”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash, directly or through its subsidiaries up to 15,000,000 shares of its common stock (or any smaller number of shares as are validly tendered and not properly withdrawn). Apogent will determine the lowest price, not greater than $17.50 or less than $15.00 per share (the “Purchase Price”), that will allow it to purchase 15,000,000 shares (or any smaller number of shares as are validly tendered), taking into account the prices specified by tendering shareholders, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated April 23, 2003, and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, together constitute the “Offer”).

All shares acquired in the Offer will be acquired at the Purchase Price. All shares validly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions. Shares tendered at prices in excess of the Purchase Price will not be purchased and such shares, and shares not purchased because of proration or conditional tender, will be returned. Apogent reserves the right, in its sole discretion, to purchase more than 15,000,000 shares pursuant to the Offer. See Sections 1 and 8 of the Offer to Purchase.

If, prior to the Expiration Date (as defined in the Offer to Purchase), more than 15,000,000 shares (or any greater number of shares as Apogent may elect to purchase) are validly tendered and not properly withdrawn, Apogent will, upon the terms and subject to the conditions of the Offer, accept shares for purchase (i) first from odd lot holders (as defined in the Offer to Purchase) who validly tender all applicable shares owned by them at or below the Purchase Price, (ii) second, after purchase of all of the foregoing shares, all shares conditionally tendered, for which the condition was satisfied, and all other shares tendered unconditionally, in each case at prices at or below the Purchase Price, on a pro rata basis and (iii) third, if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the Purchase Price selected by random lot. If any shareholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of his or her shares may be purchased because of the proration provisions, the shareholder may tender shares subject to the condition that a specified minimum number of shares (which may be represented by designated stock certificates) or none of such shares be purchased. See Sections 1, 3 and 6 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

We are requesting that you contact your clients for whom you hold Apogent shares regarding the Offer. For your information and for forwarding to your clients for whom you hold Apogent shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.  The Offer to Purchase, dated April 23, 2003;

2.  A “Letter to Clients” which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining the clients’ instructions regarding the Offer;

3.  The Letter of Transmittal for your use and for the information of your clients, including the Substitute Form W-9;

4.  Notice of Guaranteed Delivery to be used to accept the Offer if share certificates and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis.

Your prompt action is required. The Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on May 21, 2003, unless extended.

To participate in the Offer, a duly executed and properly completed Letter of Transmittal (or facsimile thereof or Agent’s Message in lieu thereof), with any required signature guarantees and any other required documents, should be sent to the Depositary, and certificates representing the shares, or a timely confirmation of a book-entry transfer of such shares, should be delivered to the Depositary, all in accordance with the instructions set forth in the Offer to Purchase and the Letter of Transmittal. In addition, as described in Section 3 of the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates or concurrent compliance with the procedures for book-entry transfer if such tenders are made by or through a broker or dealer that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agents in the United States (each an “Eligible Institution”). To use this procedure, the Depositary must receive a properly completed and duly executed Notice of Guaranteed Delivery specifying the price at which the shares are being tendered, including (where applicable) a signature guarantee by an Eligible Institution. In addition, the certificates for all tendered shares, or confirmation of book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility, together with a properly completed and duly executed letter of transmittal and any required signature guarantee or an Agent’s Message, and any other documents required by the Letter of Transmittal, must be received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

No fees or commissions will be payable to brokers, dealers or any person soliciting tenders of shares pursuant to the Offer other than fees paid to the Dealer Manager, the Information Agent and the Depositary as described in the Offer to Purchase. However, Apogent will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding any of the enclosed materials to the beneficial owners of shares held by them as nominee or in a fiduciary capacity. Apogent will pay or cause to be paid all transfer taxes applicable to its purchase of shares pursuant to the Offer, except as set forth in Instruction 7 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer, or requests for additional copies of the enclosed materials, should be directed to Georgeson Shareholder Services, Inc., the Information Agent, at its address and telephone number set forth on the back of the Letter of Transmittal.

Very truly yours,

LEHMAN BROTHERS INC.

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of Apogent, the Dealer Manager, the Information Agent, or the Depositary, or authorize you or any other person to use any document or make any statements on behalf of any of them with respect to the Offer, except for statements expressly made in the Offer to Purchase or the Letter of Transmittal.